FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2018

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on February 1st, 2018, regarding its financial results for the Fourth Quarter and Year End 2017.

BANCO DE CHILE

Banco de Chile

Earnings Report

2017: Year End and 4th Quarter

Key highlights

‘If I could summarize 2017, I would say it was a year of excellent results and transformational changes aligned with our strategy. From the financial perspective, in 2017 our bottom line totalled Ch$576 Bn., which resulted in a 19% ROAE. More importantly, pre-tax income increased 8% YoY, which permitted us to tackle higher taxes. Core revenues growing 5% YoY were crucial to achieve these results, amid the weak performance of the local economy that pushed loan growth and interest rates down. In view of that, we focused on high-income personal banking and SME loans by posting 7% and 10% YoY expansions, respectively, which boosted revenues from loans. Also, fee income, part of them generated by our subsidiaries, posted a strong growth. These drivers, together with cost control and an outstanding risk performance allowed us to cope with certain market factors, like inflation, that temporarily reduced our non-core revenues.

From the standpoint of transformational changes, we focused on assessing every relevant process in terms of customer experience, efficiency and operational risk by deploying a front-to-back vision. As for customer experience, we continued making progress in digital banking. In this respect, we launched a new website for corporate customers that currently has 8,000 active users. Also, I would like to highlight new apps and mobile functionalities released this year like “MiInversion” that pursues to be a portfolio management platform for retail customers. Through these innovations we aim to continue promoting the use of mobile and internet banking, which posted a 78% and 11% annual increase in monetary transactions during 2017, respectively. Furthermore, we continued to strengthen the value offerings by adding new benefits and alliances to our loyalty programs while improving business intelligence systems by incorporating a 360° pricing platform that has enabled us to provide customized lending solutions. Regarding efficiency and productivity, we continued to advance in the “Business Center”, which is our new CRM system and the most ground-breaking project we have embraced over the last decade. Thus, we have already replaced part of our former sales platform while completing the 360° view for almost the whole client base. On the other hand, we took new steps in the optimization of our branch network while reducing operational tasks by further investing in technology, with positive impact in terms of operating expenses.

Based on the achievements mentioned above and our well-known competitive strengths, we firmly believe that we are poised to deal with a progressively sophisticated business while benefiting from the recovery expected for the local economy in 2018.’

Eduardo Ebensperger — CEO

Financial Snapshot

(In billions of Ch$)

Economic Outlook

•             The Chilean economy is growing at a faster pace. After expanding only 0.5% YoY in the 1Q17, the economy grew 2.5% YoY on average between July and November. The recovery in domestic activity is mostly explained by improved terms of trade (led by a surge in copper prices), higher growth in trade partners and normalization in the mining sector, which was negatively affected by the strike at Escondida Mine in the 1Q17.

•             A GDP breakdown shows that sectors related to the domestic demand are the main support for growth. According to the latest released data, in November, retail sales grew 5.6% —led by a 14.1% YoY in durable goods— well above the rest of the economy. On the other hand, private investment is still subdued as revealed by indicators from the housing sector and capital goods imports.

•             The unemployment rate remains low by posting 6.4 % in the 4Q17, which is the lowest level since February 2017, although it was slightly higher than the figure recorded a year earlier (6.1%). The quality of new jobs, however, continues deteriorating, since self-employment remains the main driver of job creation. As of December (latest available data), self-employment jobs rose by 4.1% YoY, while the salaried employment grew weakly by 1.7% YoY. However, the real wage bill is growing faster, as a consequence of low inflation.

•             The CPI rose 0.1% MoM in December, accumulating a 0.8% rise in the 4Q17 (from 0.1% in the previous quarter). Consequently, the headline inflation ended the year at 2.3% (2.7% in December of 2016), below the 3.0% target set by the Central Bank. Inflation has remained below the policy target since September 2016, due to both weak economic growth and a strengthened Chilean peso.

•             Regarding monetary policy, the Central Bank has maintained the overnight rate at 2.5% since May of 2017, after reducing it by 100 bps by the beginning of the year. The monetary authority has argued that expansionary conditions are necessary in light of the weak growth and the persistence of CPI below the target. Although the board has adopted a neutral bias in last meetings, it has also acknowledged the existence of downward risks in inflation. Therefore, there is a possibility of further cuts in case that inflation remains near to the lower boundary of the tolerance range (2% to 4%).

•             According to the last economic expectations survey, which is conducted by the Central Bank, market expects economic growth to improve this year. Specifically, GDP growth to improve from 1.5% this year to 3.2% in 2018, while forecasting a 3.5% expansion for 2019.

•             As of Dec17, the industry recorded a 2.9% YoY real growth in total loans, as compared to the 3.0% reached the previous year. This figure keeps the trend shown by total loans during 2017, explained by mixed factors. First of all, the demand for loans from individuals, particularly in terms of mortgage loans, and to a lesser degree for consumer loans, remained solid throughout the year. Conversely, demand from companies and supply from banks for these kinds of customers, remained weak during the year. The trend seen for companies was aligned with both the lackluster environment for investment and higher risk perceived by banks. As a result, mortgage loans drove the industry growth by posting an 8.2% YoY expansion, followed by consumer loans increasing 5.3% YoY. Instead, commercial loans contracted 0.2% on an annual basis.

•             Industry results reached Ch$2,237 Bn. as of Dec17, denoting a significant increase of 13.8% YoY (Ch$271 Bn.) that was principally explained by operating revenues growing Ch$593 Bn. YoY. The higher revenues were partly offset by an increase in operating expenses, loan loss provisions and corporate taxes.

GDP Growth

(YoY)

Inflation & Unemployment Rate

(12m % change and %)

Loan Growth(1)(2)

(12m% change, in real terms)

(1)         Figures do not include operations of subsidiries abroad.

(2)         Commercial and consumer loans annual growth, prior and for the 4Q16, are adjusted by reclassification effects starting January 2016.

Fourth Quarter Results

Operating Revenues

As of Dec17, our operating revenues totalled Ch$1,709.3 Bn., which represents a decrease of 1.5% related to 2016. The annual reduction of Ch$25.5 Bn. was mainly attributable to a decrease in non-customer income equivalent to Ch$94.2 Bn. or 21.2% due to inflation and one-time effects. Therefore, the main effects influencing revenues were:

•             Lower income from sales of AFS instruments by roughly Ch$58.8 Bn. YoY as a consequence of the recognition of unrealized mark-to-market gains in our P&L during 2016.

•             Negative inflation impact on the contribution of our net UF asset exposure (ex — trading securities), due to a 1.7% increase in the UF this year, as compared to a 2.8% rise recorded in 2016. The trend in the UF was partly offset by lower interest rates in CLP that fund part of this position and an enlarged exposure by the end of the year. All in, the total effect represented lower income of nearly Ch$20.5 Bn. YoY.

•             Lower income from the management of trading and AFS securities by approximately Ch$14.5 Bn. YoY, given unfavourable shifts in interest rates during the year.

•             Higher losses by roughly Ch$1.4 Bn. associated with the USD asset position that hedges our exposure to US-denominated loan loss allowances, given a Ch$ appreciation of 8.2% in 2017 as compared to the 5.3% seen in 2016.

The factors mentioned above were partially counterbalanced by:

•             Income from loans increasing Ch$41.1 Bn., largely due to a proactive management of lending spreads that increased 10 bps YoY. To a lesser extent, higher income from loans was also conducted by a 2.6% YoY growth in average loans that was particularly fostered by retail banking loans growing 7.0% YoY.

•             Fees increasing by Ch$26.4 Bn. YoY, primarily fostered by higher revenues of Ch$14.9 Bn. from transactional services (checking accounts, credit cards and ATMs). This was mainly explained by credit cards due to a positive one-time effect given the revision of our loyalty program and higher usage reflected by a 6.9% YoY increase in credit card purchases and withdrawals. We also posted YoY increments in fees from mutual fund management (Ch$6.2 Bn.) and securities brokerage (Ch$2.8 Bn.) as a result of average AUM and stock trading turnover growing 10.6% and 63.4% YoY, respectively.

•             Positive impact of Credit Value Adjustment for derivatives by roughly Ch$3.8 Bn. The improvement was driven by: (i) a decrease in probabilities of default of some of our counterparties, and (ii) changes in FX as mentioned above.

On a QoQ basis, we recorded a top line of Ch$434.3 Bn. in the 4Q17. This figure denotes a 3.4% increment (Ch$14.1 Bn.) as compared to the 4Q16. The main factors driving this increment were: (i) higher contribution of our net UF asset exposure (ex — trading securities) by Ch$10.5 Bn. caused by inflation of 0.53% in the 4Q17 and 0.47% during the 4Q16, (ii) higher income from loans by roughly Ch$4.7 Bn. associated with a slight rise in average spreads and an increase of 1.1% in average loans, (iíi) fees increasing Ch$5.4 Bn., steered by higher income from mutual funds (Ch$2.0 Bn.), transactional services (Ch$1.8 Bn.) and financial advisory services  (Ch$1.0 Bn.), and (iv) other income increasing Ch$2.9 Bn. These results were partly counterbalanced by a decrease of Ch$8.7 Bn. in revenues associated with the USD asset position that hedges our exposure to USD-denominated loan loss allowances, as a consequence of the Ch$ appreciation of 3.7% in the 4Q17 and the Ch$ depreciation of 2.0% in the 4Q16.

Operating Revenues

(In billions of Ch$)

	Quarters		Year End
	4Q16	4Q17	Dec-16	Dec-17
Net Interest Income	306.1	318.9	1,221.4	1,229.4
Net Fees and Commissions	81.1	86.5	321.3	347.7
Net Financial Operating Income	20.3	-32.1	148.9	-8.3
Foreign Exchange Transactions	5.3	50.8	12.4	104.9
Other Operating Income	7.4	10.3	30.9	35.5
Total	420.2	434.3	1,734.8	1,709.3

Customer / Non-Customer Income

(In billions of Ch$)

Net Interest Margin

Fourth Quarter Results

Loan Loss Provisions and Allowances

Our loan loss provisions showed an important 24.1% decrease during 2017, from Ch$309.7 Bn. in 2016 to Ch$235.0 Bn. this year. The main effects influencing this reduction in credit risk expenses were:

•             Higher countercyclical allowances by Ch$52.1 Bn. established during 2016, based on our expectations of the economic outlook. However, in 2017 we did not set any additional allowances in view of some signs of recovery evidenced by the economy and certain industry sectors, particularly by the end of 2017.

•             Net credit quality improvement of nearly Ch$41.6 Bn. YoY. The advance was largely related to the retail segment, which had reported deterioration in 2016 in light of the prevailing economic backdrop. Additionally, the wholesale segment showed an important improvement, due to specific clients, some of them reporting better financial performances that resulted in enhanced credit ratings and some others reducing their liabilities with the Bank.

•             A positive FX impact of nearly Ch$0.8 Bn. on loan loss allowances denominated in USD as a result of a higher Ch$ appreciation of 8.2% in 2017 vs. 5.3% in 2016.

Nonetheless, these positive effects on risk changes were partly counterbalanced by higher loan loss provisions by approximately Ch$19.0 Bn. explained by loan growth and change in the mix. The increase was principally fuelled by loan expansion in the retail banking segment, which posted a 7.0% YoY increase in average balances.

During 2017, our ratio of loan loss provisions to average loans reached 0.93%, denoting a reduction of 32 bp when compared to the 1.25% posted in 2016. Similarly, the risk index decreased from 2.40% to 2.19% between 2016 and 2017, explained by higher charge-offs, loan amortization, the release of allowances associated with certain wholesale customers that improved their condition or paid their obligations off.

Regarding the 4Q17, our loan loss provisions had a reduction of 32.0%, equivalent to Ch$28.0 Bn. This decline was principally caused by:

•             Net credit quality improvement of nearly Ch$25.5 Bn. YoY, mainly associated with retail banking segment that posted higher credit risk expenses in the 4Q16.

•             A positive FX impact on US$-denominated loan loss allowances by roughly Ch$6.1 Bn, explained by a 3.7% appreciation of the Ch$ in the 4Q17 as compared to a 2.0% depreciation in the 4Q16, as previously mentioned.

These positive effects were partly offset by higher loan loss provisions of approximately Ch$3.6 Bn. related to volume and mix effects.

On the whole, our loan loss provisions ratio was 0.94% in the 4Q17, which positively compares to the 1.39% registered in the 4Q16.

Loan Loss Provisions and Allowances

(In billions of Ch$)

Quarters	Year End
4Q16	4Q17	Dec-16	Dec-17
Loan Loss Allowances
Initial Allowances	(589.4)	(566.2)	(601.8)	(610.0)
Charge-offs	77.9	79.2	277.1	318.8
Sales of Loans	0.0	0.0	24.9	13.1
Loan Portfolio Acquisition	0.0	0.0	0.0	0.0
Provisions established, net	(98.5)	(71.2)	(310.2)	(280.1)
Final Allowances	(610.0)	(558.2)	(610.0)	(558.2)
Provisions Established	(98.5)	(71.2)	(310.2)	(280.1)
Prov. Financial Guarantees	(2.8)	(3.3)	5.7	(4.4)
Additional Provisions	0.0	0.0	(52.1)	0.0
Recoveries	14.0	15.1	46.8	49.5
Loan Loss Provisions	(87.3)	(59.3)	(309.7)	(235.0)
Credit Quality Ratios
Allowances / Total loans	2.40%	2.19%	2.40%	2.19%
Allowances / Total Past Due	2.10	x	1.84	x	2.10	x	1.84	x
Provisions / Avg. Loans	1.39%	0.94%	1.25%	0.93%
Charge-offs / Avg. Loans	1.24%	1.25%	1.12%	1.26%
Total Past Due / Total Loans	1.15%	1.19%	1.15%	1.19%
Recoveries / Avg. Loans	0.22%	0.24%	0.19%	0.20%

Provisions / Avg. Loans

Fourth Quarter Results

Operating Expenses

During 2017, the operating expenses totalled Ch$789.3 Bn., recording a slight increase of 0.1%, from Ch$788.3 Bn. posted in 2016. This change was based on:

•             Administrative expenses increasing 1.7% or Ch$5.1 Bn. YoY. The annual increment was mainly steered by higher expenses in IT developments and support, as well as additional linked to sales of consumer credits. However, thanks to our cost control actions we were able to partly offset these drivers by reducing costs associated with marketing expenses and our distribution network, including less maintenance and rentals given the optimization of certain branches and attention models.

•             An annual increment of Ch$2.6 Bn. in other operating expenses. This result was associated with: (i) higher costs related to leasing operations by approximately Ch$8.3 Bn., and (ii) an increase of Ch$3.5 Bn. in expenses linked to assets in lieu of payment. On the other hand, we posted: (i) lower contingency provisions by roughly Ch$7.2 Bn. YoY, and (ii) a reduction in expenses related to cobranded credit card agreements.

•             A YoY rise in depreciations and amortizations, totalling Ch$2.0 Bn. This figure has been mainly explained by higher expenses related to the replacement of ATM devices and IT implementations.

These effects were counterbalanced by:

•             A YoY decrease of 2.1% in personnel expenses, equivalent to Ch$8.6 Bn. This rise was mainly influenced by: (i) a decrease of 1.7% or Ch$5.8 Bn. in salaries due to an annual decrease of 4.0% in headcount, (ii) lower severance payments by Ch$2.9 Bn. YoY in light of organizational restructuring carried out last year, and (iii) an annual drop of Ch$1.6 Bn. (5.8%) in other personnel perks and benefits, such as health insurance, among others. These reductions were partly offset by an increment in training expenses by Ch$1.5 Bn.

Based on the above, our efficiency ratio reached 46.2% in 2017, showing an increment when compared to the figure posted in 2016 (45.4%), largely as a result of the decrease in non-customer income. Nonetheless, our efficiency continued to positively compare to the ratio registered by the industry while improving when analyzing the cost-to-assets ratio.

On a quarterly basis, our cost base amounted to Ch$202.5 Bn., equivalent to an increment of 6.1% when compared to the Ch$190.9 Bn. posted in the 4Q16. This increase was principally the result of: (i) an increment of Ch$8.4 Bn. in other operating expenses associated with higher costs related to leasing operations and assets in lieu of payment by Ch$5.8 Bn. and Ch$3.4 Bn., respectively, (ii) higher administrative expenses totaling Ch$5.9 Bn. (or 8.6%) explained by higher costs related to IT by Ch$1.2 Bn., maintenance expenses increasing Ch$1.2 Bn., insurance premiums growing Ch$0.8 Bn. and marketing expenses rising Ch$0.6 Bn.

These effects were partly offset by personnel expenses, showing a decrease of Ch$2.4 Bn. This change was mainly associated with a drop in severance payments by roughly Ch$5.4 Bn. due to higher expenses in the 4Q16. This important decline was partially counterbalanced by a rise of Ch$2.8 Bn. in salaries, bonuses and other personnel expenses.

Operating Expenses

(In billions of Ch$)

	Quarters		Year End
	4Q16	4Q17	Dec-16	Dec-17
Personnel expenses	(106.7)	(104.3)	(417.9)	(409.3)
Administrative expenses	(69.5)	(74.6)	(306.3)	(311.5)
Depreciation and Amort.	(8.4)	(9.1)	(33.3)	(35.3)
Impairments	(0.3)	(0.2)	(0.3)	(0.2)
Other Oper. Expenses	(6.0)	(14.4)	(30.5)	(33.1)
Total Oper. Expenses	(190.9)	(202.5)	(788.3)	(789.3)
Additional Information
Op. Exp. / Op. Rev.	45.4%	46.6%	45.4%	46.2%
Op. Exp. / Avg. Assets	2.5%	2.5%	2.6%	2.5%
Headcount (#)	14,611	14,023	14,611	14,023
Branches (#)	423	399	423	399

Efficiency Ratio

Operating Expenses / Operating Revenues

Fourth Quarter Results

Results by Business Segments

Our business segments posted a YoY increment of 7.8% in income before income tax as of Dec17. As usual, Retail Banking continued to represent the most significant segment in terms of results by holding a 50.2% stake of our consolidated income before income tax. It was followed by Wholesale Banking, which contributed 38.3% to the total amount and, to a lesser extent, by our Subsidiaries and Treasury segments, adding 7.8% and 3.7% respectively.

During this year, the result of our retail banking segment showed an advance of 11.9%, equivalent to Ch$36.9 Bn. This change was mainly the result of a decrease in provisions for loan losses, due to a net credit quality improvement this year and the allocation of higher countercyclical allowances in 2016, as well as an increase in customer income. These trends enabled the segment to deal with a decrease in operating revenues, as a result of a one-time effect occurred last year associated with the sale of AFS instruments allocated to this segment.

The wholesale segment recorded an increase of Ch$7.6 Bn. (2.9%) in income before income tax, from Ch$257.3 Bn. in 2016 to Ch$264.8 Bn. in 2017. This advance was principally steered by lower provisions for loan losses, associated with the establishment of countercyclical allowances in 2016 and a better performance of some specific customers, particularly in the fishing industry. On the other hand, operating revenues registered a decline aligned with the lower growth experienced by the loan book managed by this segment. Operating expenses, however, maintained the same level posted a year ago.

Concerning our Subsidiaries posted a significant 60.1% YoY rise in income before income tax, equivalent to Ch$20.2 Bn. The YoY change was mainly explained by higher results generated by our securities brokerage, insurance brokerage and investment banking subsidiaries. The most important contribution was made by our securities brokerage subsidiary posting an increment of Ch$11.4 Bn. YoY in income before taxes, mainly explained by higher income from trading of stocks reflected on a 63.4% YoY increase in stock trading turnover. In addition, this company recorded higher revenues form fixed-income and other one-time effects. Moreover, the insurance brokerage subsidiary posted an increase of Ch$2.7 Bn. YoY in pre-tax income, sustained by a 6.7% increase in written premiums and higher efficiencies in the cost-to-assets relationship. Lastly, the income before income tax posted by the investment banking subsidiary soared by Ch$2.1 Bn. YoY, as a consequence a 40% increase in the amount of deals.

Finally, our Treasury segment, the bottom line decreased Ch$14.9 Bn. YoY. The decrease is attributable to several effects, including: (i) lower income from the management of our investment portfolio in local and foreign currency, due to a decrease in revenues from carry and unfavourable changes in interest rates by the end of the year. In addition, our trading desk recorded a decline in revenues backed by the previously mentioned trend followed by interest rates. All of these factors were partly offset by a positive impact of counterparty value adjustment.

Income before Income Tax by Business Segment

Operating Expenses / Operating Revenues

Additional Information

	4Q16	4Q17
Efficiency Ratio
Retail	45.1%	46.5%
Wholesale	39.8%	43.5%

Provisions/Avg. Loans
Retail	0.63%	0.40%
Wholesale	0.00%	0.00%

Lending/Non-Lending
Retail	0.6x	0.6x
Wholesale	1.4x	1.5x

Borrowers
Retail	1,181,458	1,187,594
Wholesale	10,302	10,175

Loan Portfolio

As of Our loan book amounted to Ch$25,440 Bn. at the end of 2017 and remained almost flat YoY by posting a slight advance of 0.2%. The expansion was a combination of multiple factors including a YoY surge of 8.0% in mortgage loans, a tempered 1.0% increase in consumer loans and a reduction of 3.7% in commercial loans. These trends were highly correlated with the prevailing economic backdrop that was characterized by a sharp decrease in investment, long-term interest rates at low levels and still deteriorated business sentiment. These factors impacted our business segments differently. In fact, given the dynamism of mortgage and, to a lesser degree, consumer loans, our retail segment behaved, as follows:

•             Loans granted to middle and upper income individuals grew 7.1% YoY or Ch$769 Bn. The increment was sharply influenced by mortgage loans increasing 7.8% YoY, mainly due to the current interest rate scenario that boosted new loan sales by 17.1% YoY. This is aligned with findings revealed by the Central Bank over the last two quarters in relation to an enhanced demand for home loans from individuals. On the other hand, consumer loans in this segment recorded a 2.2% YoY growth, largely steered by sales of installment loans that rose by 3.2% YoY and, while credit card loans remained flat YoY.

•             In a similar fashion, SME loans grew 10.4% YoY or Ch$308 Bn. Unlike corporations, SMEs keep on growing steadily, particularly in commercial loans. The dynamics of this segment has been motivated by our interest in increasing penetration while being cautious in terms of credit risk. For that reason, we have promoted expansion among known customers by setting tailored offerings.

•             Instead of denoting progress, loans managed by the Consumer Finance division slid by 5.1% YoY. Even though we have constrained risk appetite for this segment, we have not ruled out to reactivate it in the future. Thus, we are evaluating a new attention model for this segment, which is expected to be launched in 2018. Meanwhile, we continue to optimize the distribution network and core processes.

Undoubtedly, our wholesale segment has been the most affected one by the weak growth of the local economy. On the one hand, as unveiled by the Central Bank, the demand for loans remains low in this segment, while on the other hand we have been very selective when analyzing new deal opportunities in order to avoid lower spreads.

As a result, our wholesale segment posted a YoY decline of 9.1% or Ch$978 Bn. in loans. In detail, the Large Companies & Real Estate division posted a 5.4% YoY drop, while the Corporate division amplified this figure by recording a 14.9% YoY scale down. The evolution of this loan book was mainly attributable to:

•             A decrease in USD-indexed loans (commercial and trade finance), owing to: (i) a Ch$ appreciation of 8.2% explaining Ch$183 Bn. of lower balances, and (ii) lower USD-denominated loan balances equivalent to Ch$425 Bn. YoY. Instead of prepayments, the drop in balances had to do with loan expiration.

•             A slide of roughly Ch$430 in both UF- and Ch$-denominated loans denoting the lower demand for financing given a less dynamic investment environment and, furthermore, competitors prioritizing market share rather than margins.

•             The above was partly offset by factoring loans posting a 28.2% YoY increase, equivalent to Ch$125 Bn.

Loans by Segment

(In Billions of Ch$ and %)

Market Share (1)

(1) Figures do not include operations of subsidiaries abroad.

Funding Structure

Within a less dynamic landscape and moderate growth posted by our loan book, we continued to strengthen the liability structure by taking advantage of specific windows of opportunity. Although we were less active in terms of debt placements, we were able to enter into very convenient deals in terms of long-term financing in overseas markets demonstrating, once again, the confidence of foreign investors in Banco de Chile.

But through it all, we carried out significant transactions in foreign markets during the year ended December 31, 2017. Some of these placements are summarized, as follows:

•             A 15-Year unsecured bond issued in Germany, denominated in EUR, for an amount of EUR53 million (~USD73 million).

•             A 20-Year unsecured bond placed in Japan, denominated in JYN amounting to JYN10 Bn. (~USD90 million)

•             A Five-Year unsecured bond in Japan, denominated in USD, totalling ~USD115 million.

Most of these placements were accompanied by cross currency swap hedge accounting in order to neutralize any effects associated with changes in FX that could hit our cost of funding.

In addition, we continued to utilize short-term funding associated with our commercial papers program, which provides us with convenient funding for Trade Finance transactions and during 2017 we issued a total amount of USD1.2 Bn. However, as of December 31, 2017 we had an outstanding balance of approximately USD420 million.

Regarding long-term funding in local currency, during 2017 we placed a total amount of UF15 million (~USD653 million) within the local market. These debt placements considered maturities ranging from four to twelve years (8.2 years on average) while bearing premium spreads over the relevant benchmark (Central Bank UF-denominated bonds or BCU).

On the other hand, aligned with our long-term strategy, during 2017 we continued to lead the industry in terms of demand deposit balances. In fact, we ranked first in the industry by holding an average market share of 23.0% throughout 2017. More importantly, at the end of 2017 we placed first in demand deposit balances held by individuals by reaching a market stake of 28.8%. Accordingly we broadened the gap with our closest follower from 5.6 percentage points in Dec.2016 to 6.0 percentage points in Dec.2017. Our leadership in DDAs held by individuals has to do with a comprehensive business strategy that focuses on customer’s needs and service quality. As a result, over the last five years we have significantly reduced the attrition rate in personal banking by approximately 2.1 percentage points. Undoubtedly, our long-lasting leading position in retail deposits reflects the solid trend followed by this ratio and supports the 5.9% YoY growth in total DDAs.

Lastly, all of the actions mentioned earlier have allowed us to maintain the most attractive and competitive cost of funding in the local industry. In fact, as of December 31, 2017 we had the lowest funding cost in local currency and the second lowest cost in foreign currency when compared to relevant peers.

Main Funding Sources

(As a % of Total Assets)

Annualized Cost of Funding by Currency

(As of Dec31, 2017)

Capital Adequacy & Other Topics

Our capital adequacy remains solid and aligned with the long-term priorities established in our strategy. The enhancement of our capital base has been crucial to improve our capital adequacy over the last twelve months. In this regard, our equity went up from Ch$2,887 Bn. as of Dec.2016 to Ch$3,106 Bn. as of Dec.2017, as a result of:

•             The capitalization of approximately Ch$133.4 Bn. from the net distributable earnings recorded in 2016. As a result, paid-in capital increased from Ch$2,138.0 Bn. in Dec.2016 to Ch$2,271.4 Bn. in Dec 17. Also, due to this retention, 1,819,784,762 fully paid-in shares were issued and distributed among our shareholders.

•             Reserves increasing by roughly Ch$77.0 Bn. given the recognition and retention of effect of inflation on our shareholders’ equity. This measure is intended to hedge the equity against inflation.

•             Other equity accounts going up by nearly Ch$11.9 Bn. YoY. The favourable change was mainly due to positive fair value adjustments of cash-flow hedge accounting derivatives related to long-term debt issued abroad. It is important to note that during 2017 interest rates in UF and foreign currency followed more normalized paths as compared to 2016. We benefited from these changes by reducing the net loss related to cash-flow hedge accounting derivatives in approximately Ch$11.2 Bn. YoY.

The above factors contributed to increase our regulatory capital by roughly Ch$205 Bn. YoY, in absence of further placements of subordinated bonds or establishment of additional allowances. The change in capital explains 76Bps of increment in the BIS ratio while growth of 0.84% or Ch$226 Bn. in risk-weighted assets represented a decrease of 11bps in the adequacy index. Thus, our BIS ratio rose 65bps YoY, from 13.9% in Dec.2016 to 14.5% in Dec.2017. Similarly, our Tier1 ratio (on RWA) posted a YoY increase of 72bps, from 10.8% to 11.5% and the leverage ratio (Tier1 over Risk Assets) surged 30bps, from 8.1% to 8.4%. Our adequacy indicators remain well above regulatory limits and provide us with significant room for growth while preparing us to face expected regulatory changes in such matter.

Adoption of Basel III Framework

As publicly known, on June 12, 2017 the Finance Ministry sent the Congress a bill reforming the General Banking Act. The adoption of Basel III capital standards seems to be the main challenge of this reform for the local banks since some of them are expected to need additional capital to face the new regulatory framework. In January 2018 the bill was passed by the lower chamber of representatives with no major changes and it is going to be analyzed by the Senate now. So far, there is no certainty regarding the buffers to be imposed by the regulator to the whole industry or Banco de Chile in particular, if any. Nevertheless, according to our estimates, we should not require additional capital in the mid-term to comply this new legal body, as long as the new standards are gradually implemented (2024) and buffers to be introduced for the whole industry are reasonable and fair. This scenario also assumes risk weightings as defined by BIS III, standardized models for market and operational risk and current levels of Tier2 capital.

Equity & Capital Adequacy

(In Billions of Ch$ and %)

Equity	Dec-16	Dec-17
Capital & Reserves
Capital	2,138.0	2,271.4
Reserves	486.2	563.2
Other Accounts	(19.9)	(8.0)
Earnings
Retained Earnings	16.1	16.1
Income for the Period	552.2	576.0
Provisions for Min. Dividends	(285.2)	(312.9)
Minority Interest
Minority Interest	—	—
Total Equity	2,887.4	3,105.7

Definitions:

“Assets” are Bank’s Total Assets.

“Basic Capital” is Bank’s paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches.

“RWA” stands for Risk-Weighted Assets.

“Total Capital” refers to “Basic Capital” plus Bank’s supplementary capital.

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Quarters						Year Ended
	4Q16	3Q17	4Q17	4Q17	% Change		Dec-16	Dec-17	Dec-17	% Change
	MCh$	MCh$	MCh$	MUS$	4Q17/4Q16	4Q17/3Q17	MCh$	MCh$	MUS$	Dec-17/Dec-16
Interest revenue and expense
Interest revenue	465,485	393,895	479,872	779.7	3.1%	21.8%	1,911,628	1,881,443	3,057.1	(1.6)%
Interest expense	(159,374)	(110,352)	(160,998)	(261.6)	1.0%	45.9%	(690,259)	(652,005)	(1,059.4)	(5.5)%
Net interest income	306,111	283,543	318,874	518.1	4.2%	12.5%	1,221,369	1,229,438	1,997.7	0.7%
Fees and commissions
Income from fees and commissions	113,395	118,185	121,148	196.9	6.8%	2.5%	441,043	471,702	766.5	7.0%
Expenses from fees and commissions	(32,271)	(32,025)	(34,674)	(56.3)	7.4%	8.3%	(119,772)	(124,028)	(201.5)	3.6%
Net fees and commissions income	81,124	86,160	86,474	140.5	6.6%	0.4%	321,271	347,674	564.9	8.2%
Net Financial Operating Income	20,309	(2,821)	(32,136)	(52.2)	—	1,039.2%	148,883	(8,250)	(13.4)	—
Foreign exchange transactions, net	5,274	28,598	50,758	82.5	862.4%	77.5%	12,405	104,875	170.4	745.4%
Other operating income	7,392	8,979	10,326	16.8	39.7%	15.0%	30,866	35,533	57.7	15.1%
Total Operating Revenues	420,210	404,459	434,296	705.7	3.4%	7.4%	1,734,794	1,709,270	2,777.4	(1.5)%
Provisions for loan losses	(87,281)	(50,445)	(59,319)	(96.4)	(32.0)%	17.6%	(309,735)	(234,982)	(381.8)	(24.1)%
Operating revenues, net of provisions for loan losses	332,929	354,014	374,977	609.3	12.6%	5.9%	1,425,059	1,474,288	2,395.5	3.5%
Operating expenses
Personnel expenses	(106,684)	(102,003)	(104,252)	(169.4)	(2.3)%	2.2%	(417,918)	(409,331)	(665.1)	(2.1)%
Administrative expenses	(69,542)	(79,118)	(74,628)	(121.3)	7.3%	(5.7)%	(306,344)	(311,455)	(506.1)	1.7%
Depreciation and amortization	(8,374)	(8,973)	(9,071)	(14.7)	8.3%	1.1%	(33,289)	(35,251)	(57.3)	5.9%
Impairments	(270)	—	(165)	(0.3)	(38.9)%	—	(274)	(166)	(0.3)	(39.4)%
Other operating expenses	(5,993)	(7,449)	(14,424)	(23.4)	140.7%	93.6%	(30,458)	(33,095)	(53.8)	8.7%
Total operating expenses	(190,863)	(197,543)	(202,540)	(329.1)	6.1%	2.5%	(788,283)	(789,298)	(1,282.5)	0.1%
Net operating income	142,066	156,471	172,437	280.2	21.4%	10.2%	636,776	684,990	1,113.0	7.6%
Income attributable to affiliates	1,140	1,817	1,717	2.8	50.6%	(5.5)%	4,513	6,057	9.8	34.2%
Income before income tax	143,206	158,288	174,154	283.0	21.6%	10.0%	641,289	691,047	1,122.9	7.8%
Income tax	(19,172)	(24,438)	(31,802)	(51.7)	65.9%	30.1%	(89,040)	(115,034)	(186.9)	29.2%
Net Income for the period	124,034	133,850	142,352	231.3	14.8%	6.4%	552,249	576,013	936.0	4.3%
Non-Controlling interest	—	1	—	—	—	—	—	1	—	—
Net Income attributable to bank’s owners	124,034	133,849	142,352	231.3	14.8%	6.4%	552,249	576,012	936.0	4.3%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$615.43 per US$1.00 as of Dec31, 2017. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Dec-16	Sep-17	Dec-17	Dec-17	% Change
ASSETS	MCh$	MCh$	MCh$	MUS$	Dec-17/Dec-16	Dec-17/Sep-17
Cash and due from banks	1,408,167	1,200,281	1,057,393	1,718.1	(24.9)%	(11.9)%
Transactions in the course of collection	376,252	519,833	521,809	847.9	38.7%	0.4%
Financial Assets held-for-trading	1,405,781	1,184,531	1,616,647	2,626.9	15.0%	36.5%
Receivables from repurchase agreements and security borrowings	55,703	65,761	91,641	148.9	64.5%	39.4%
Derivate instruments	939,634	1,087,557	1,247,829	2,027.6	32.8%	14.7%
Loans and advances to Banks	1,172,917	592,767	759,702	1,234.4	(35.2)%	28.2%
Loans to customers, net
Commercial loans	14,490,788	14,149,006	13,953,113	22,672.1	(3.7)%	(1.4)%
Residential mortgage loans	6,920,186	7,368,711	7,473,006	12,142.7	8.0%	1.4%
Consumer loans	3,974,560	3,932,051	4,013,416	6,521.3	1.0%	2.1%
Loans to customers	25,385,534	25,449,768	25,439,535	41,336.2	0.2%	(0.0)%
Allowances for loan losses	(609,991)	(566,211)	(558,182)	(907.0)	(8.5)%	(1.4)%
Total loans to customers, net	24,775,543	24,883,557	24,881,353	40,429.2	0.4%	(0.0)%
Financial Assets Available-for-Sale	367,985	1,309,061	1,516,063	2,463.4	312.0%	15.8%
Financial Assets Held-to-maturity	—	—	—	—	—	—
Investments in other companies	32,588	36,437	38,041	61.8	16.7%	4.4%
Intangible assets	29,341	33,925	39,045	63.4	33.1%	15.1%
Property and Equipment	219,082	215,898	216,259	351.4	(1.3)%	0.2%
Current tax assets	6,792	22,184	23,032	37.4	239.1%	3.8%
Deferred tax assets	281,713	268,722	267,400	434.5	(5.1)%	(0.5)%
Other assets	462,185	494,114	547,974	890.4	18.6%	10.9%
Total Assets	31,533,683	31,914,628	32,824,188	53,335.4	4.1%	2.8%

	Dec-16	Sep-17	Dec-17	Dec-17	% Change
LIABILITIES & EQUITY	MCh$	MCh$	MCh$	MUS$	Dec-17/Dec-16	Dec-17/Sep-17
Liabilities
Current accounts and other demand deposits	8,321,148	8,150,505	8,915,706	14,487.0	7.1%	9.4%
Transactions in the course of payment	194,982	334,535	295,712	480.5	51.7%	(11.6)%
Payables from repurchase agreements and security lending	216,817	192,295	195,392	317.5	(9.9)%	1.6%
Saving accounts and time deposits	10,552,901	10,395,287	10,067,778	16,358.9	(4.6)%	(3.2)%
Derivate instruments	1,002,087	1,208,223	1,414,237	2,298.0	41.1%	17.1%
Borrowings from financial institutions	1,040,026	1,242,438	1,195,028	1,941.8	14.9%	(3.8)%
Debt issued	6,177,927	6,351,278	6,488,975	10,543.8	5.0%	2.2%
Other financial obligations	186,199	117,840	137,163	222.9	(26.3)%	16.4%
Current tax liabilities	135	2,462	3,453	5.6	2,457.8%	40.3%
Deferred tax liabilities	0	0	0	0.0	—	—
Provisions	662,024	609,436	695,868	1,130.7	5.1%	14.2%
Other liabilities	292,026	272,933	309,161	502.3	5.9%	13.3%
Total liabilities	28,646,272	28,877,232	29,718,473	48,289.0	3.7%	2.9%
Equity of the Bank’s owners
Capital	2,138,047	2,271,401	2,271,401	3,690.8	6.2%	0.0%
Reserves	486,208	563,069	563,188	915.1	15.8%	0.0%
Other comprehensive income	(19,921)	(10,748)	(8,040)	(13.1)	(59.6)%	(25.2)%
Retained earnings from previous periods	16,060	16,060	16,060	26.1	0.0%	0.0%
Income for the period	552,249	433,660	576,012	936.0	4.3%	32.8%
Provisions for minimum dividends	(285,233)	(236,047)	(312,907)	(508.4)	9.7%	32.6%
Non-Controlling Interest	1	1	1	0.0	0.0%	0.0%
Total equity	2,887,411	3,037,396	3,105,715	5,046.4	7.6%	2.2%
Total Liabilities & Equity	31,533,683	31,914,628	32,824,188	53,335.4	4.1%	2.8%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$615.43 per US$1.00 as of Dec31, 2017. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and annualized percentages (%), unless otherwise stated)

	Quarter			Year Ended
Key Performance Ratios	4Q16	3Q17	4Q17	Dec-16	Sep-17	Dec-17
Earnings per Share (1) (2)
Net income per Share (Ch$)	1.27	1.35	1.43	5.66	4.36	5.79
Net income per ADS (Ch$)	762.31	807.58	858.89	3,394.13	2,616.50	3,475.39
Net income per ADS (US$)	1.14	1.26	1.40	5.06	4.09	5.65
Book value per Share (Ch$)	29.58	30.54	31.23	29.58	30.54	31.23
Shares outstanding (Millions)	97,624	99,444	99,444	97,624	99,444	99,444
Profitability Ratios (3)(4)
Net Interest Margin	4.35%	3.90%	4.37%	4.37%	4.20%	4.24%
Net Financial Margin	4.71%	4.25%	4.63%	4.94%	4.56%	4.58%
Fees & Comm. / Avg. Interest Earnings Assets	1.15%	1.18%	1.19%	1.15%	1.20%	1.20%
Operating Revs. / Avg. Interest Earnings Assets	5.97%	5.56%	5.95%	6.20%	5.88%	5.90%
Return on Average Total Assets	1.59%	1.66%	1.77%	1.78%	1.81%	1.80%
Return on Average Equity	17.17%	17.81%	18.56%	19.64%	19.55%	19.30%
Capital Ratios
Equity / Total Assets	9.16%	9.52%	9.46%	9.16%	9.52%	9.46%
Tier I (Basic Capital) / Total Assets	8.09%	8.47%	8.39%	8.09%	8.47%	8.39%
Tier I (Basic Capital) / Risk-Wighted Assets	10.76%	11.29%	11.47%	10.76%	11.29%	11.47%
Total Capital / Risk- Weighted Assets	13.89%	14.36%	14.54%	13.89%	14.36%	14.54%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.15%	1.23%	1.19%	1.15%	1.23%	1.19%
Allowance for Loan Losses / Total Past Due	209.85%	180.26%	184.47%	209.85%	180.26%	184.47%
Impaired Loans / Total Loans to Customers	3.37%	3.11%	3.02%	3.37%	3.11%	3.02%
Loan Loss Allowances / Impaired Loans	71.33%	71.48%	72.60%	71.33%	71.48%	72.60%
Loan Loss Allowances / Total Loans to Customers	2.40%	2.22%	2.19%	2.40%	2.22%	2.19%
Loan Loss Provisions / Avg. Loans to Customers (4)	1.39%	0.79%	0.94%	1.25%	0.92%	0.93%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	45.42%	48.84%	46.64%	45.44%	46.02%	46.18%
Operating Expenses / Average Total Assets (3) (4)	2.45%	2.45%	2.52%	2.55%	2.45%	2.47%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	28,141,045	29,096,134	29,188,577	27,967,766	28,903,057	28,974,437
Avg. Assets (million Ch$)	31,139,714	32,245,229	32,210,540	30,950,514	31,956,139	32,019,739
Avg. Equity (million Ch$)	2,889,136	3,006,296	3,067,821	2,811,928	2,957,433	2,985,030
Avg. Loans to customers (million Ch$)	25,048,729	25,442,375	25,324,467	24,709,732	25,370,894	25,359,287
Avg. Interest Bearing Liabilities (million Ch$)	17,923,646	18,288,864	17,931,136	17,941,673	18,144,812	18,091,393
Risk-Weighted Assets (Million Ch$)	26,842,085	26,908,132	27,068,339	26,842,085	26,908,132	27,068,339
Additional Data
Exchange rate (Ch$/US$)	670.40	639.11	615.43	670.40	639.11	615.43
Employees (#)	14,611	14,106	14,023	14,611	14,106	14,023
Branches (#)	423	401	399	423	401	399

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$615.43 per US$1.00 as of Dec31, 2017. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•                  Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognised all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognised.

•                  Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows.  According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognised.

•                  Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower.  Accordingly, under IFRS these assets are not written off unless impaired.

•                  Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 60% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•                  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•                  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•                  unexpected developments in certain existing litigation;

•                  increased costs;

•                  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Pablo Mejía	Daniel Galarce
Head of Investor Relations	Head of Financial Control
Investor Relations | Banco de Chile	Financial Control Area | Banco de Chile
Phone Nr. (56-2) 2653.3554	Phone Nr. (56-2) 2653.0667
Email: pmejiar@bancochile.cl	Email: dgalarce@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1st, 2018

Banco de Chile

/S/ Eduardo Ebensperger O.
By:	Eduardo Ebensperger O.
CEO